

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2025

Mohammad Hamed
President/CEO/CFO and Principal Accounting Officer
BestGofer Inc.
10 Nisan Beck St.
Jerusalem, Israel 91034

  Re: BestGofer Inc.
    Form 10-K for the Fiscal Year Ended November 30, 2024
    File No. 000-56485

Dear Mohammad Hamed:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services